                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                        Curative Health Services, Inc.
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  231264 10 2
                                 ------------
                                (CUSIP Number)

           Timothy A.  Stepanek, 4422 IDS Center, 80th Eighth Street
                 Minneapolis, Minnesota 55402; (612/338-0216)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 21, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box___________.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP No.:  231264 10 2                13D                     Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Timothy A. Stepanek

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF and PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

 NUMBER OF   7.   SOLE VOTING POWER

   SHARES         104,500

BENEFICIALLY 8.   SHARED VOTING POWER

  OWNED BY        532,813

    EACH     9.   SOLE DISPOSITIVE POWER

  REPORTING       104,500

   PERSON    10.  SHARED DISPOSITIVE POWER

    WITH          532,813

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     637,313

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1% (based on 12,384,955 shares of common stock of Curative Health Services, Inc. outstanding as of July 1, 1997)

14.  TYPE OF REPORTING PERSON*

     IN

     This Schedule 13D relates to the beneficial ownership of certain shares of Common Stock (as defined below) by Timothy A. Stepanek ("Mr. Stepanek") personally and as a general partner of Parsnip River Company, a Limited Partnership, a Minnesota limited partnership ("Parsnip") and as the trustee of that certain Trust U/A dated August 3, 1935 with David J. Winton, Trustor (the "1935 Trust").

Item 1.  Security and Issuer.

     The securities to which this statement relates are the Common Stock, par value $.01 per share (the "Common Stock"), of Curative Health Services, Inc., a Minnesota corporation (the "Issuer"), with its principal executive offices located at 14 Research Way, Setauket, New York 11733.

Item 2.  Identity and Background.

     Mr. Stepanek is a managing general partner of Parsnip and the sole trustee of the 1935 Trust. The business address of Mr. Stepanek is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. Mr. Stepanek's principal occupation is as an investment manager for the David M. Winton family and certain Winton family partnerships, including Parsnip. During the last five years, Mr. Stepanek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stepanek is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     All of the shares of Common Stock referred to in Item 5 were purchased using cash on hand.

Item 4.  Purpose of Transaction.

     All of the shares of Common Stock referred to in Item 5 were purchased for investment. Depending on the market conditions and other investment considerations, Mr. Stepanek may, from time to time, acquire beneficial ownership of additional shares of Common Stock, dispose of some or all of the shares of Common Stock beneficially owned by him, and otherwise deal with such shares in any other manner deemed appropriate by him.

                               Page 3 of 6 Pages
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     Except as stated above, Mr. Stepanek has no present plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence. Mr. Stepanek may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.

     Mr. Stepanek beneficially owns an aggregate of 637,313 shares of Common Stock, or 5.1% of the number of shares of Common Stock outstanding as of July 1, 1997, 521,413 of which are held by Parsnip, 104,500 of which are held by the 1935 Trust and 11,400 of which are held by Mr. Stepanek or members of his immediate family (the "Stepanek Family"). Mr. Stepanek has been a managing general partner of Parsnip since February 24, 1992. Mr. Stepanek has been the trustee of the 1935 Trust since June 21, 1995. None of Parsnip, the 1935 Trust or the Stepanek Family has made any purchases of Common Stock in the past 60 days. Neither Parsnip nor the Stepanek Family has sold shares of Common Stock in the past 60 days. The 1935 Trust has completed the following sale transactions in the past 60 days:

                                 Number of     Price
Seller             Date           Shares     Per Share
----------    ---------------    ---------   ---------

1935 Trust    July 29, 1997        2,500      $31.125
1935 Trust    July 29, 1997        2,500      $  30.5
1935 Trust    August 21, 1997      5,000      $  30.5


     With respect to the shares of Common Stock held by Parsnip, Mr. Stepanek shares the power to vote and direct the disposition of such shares with two other

                               Page 4 of 6 Pages
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managing general partners of Parsnip who are members of the Winton Family. Mr.
Stepanek has sole power to vote and direct the disposition of the shares of Common Stock held by the 1935 Trust. Mr. Stepanek shares the power to vote and direct the disposition of shares held by the Stepanek Family with other members of the Stepanek Family.

     The other two managing general partners of Parsnip are David M. Winton and his wife. Mr. and Mrs. Winton's business address is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. Mr. and Mrs. Winton's principal occupation is the management of certain Winton family partnerships under their control, including Parsnip. During the last five years, neither Mr. Winton nor Mrs. Winton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Winton are citizens of the United States of America.

     The limited partners of Parsnip and the beneficiaries of the 1935 Trust ultimately have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entities, however, none of the limited partners nor the beneficiaries have any voting or investment control over the investments held by Parsnip or the 1935 Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Stepanek does not have any contract, arrangement or relationship (legal or otherwise) with any other person relating specifically to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

     None.

                               Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 1997

                                    /s/ Timothy A. Stepanek
                                 -----------------------------
                                      Timothy A. Stepanek

                               Page 6 of 6 Pages